Exhibit 99.8

news release  news release  news release  news release  news release

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION IN OR INTO THE UNITED STATES

This announcement does not represent an offer of securities in the United States and the securities referred to herein may not be offered in the United States absent registration under the US Securities Act of 1933, as amended or an exemption from registration.

Yell Group plc

28 April 2006

RESULT OF PLACING (THE “PLACING”)

Yell Group plc (“Yell” or the “Company”) is pleased to announce the successful completion of the Placing announced earlier today.

A total of 68,627,451 new ordinary shares of 1 penny each (the “Placing Shares”) have been placed by Deutsche Bank AG London (“Deutsche Bank”), Goldman Sachs International (“Goldman Sachs”) and Merrill Lynch International (“Merrill Lynch”) with institutions at a price of 510 pence per Placing Share. Based on the Placing price, the gross proceeds are £350 million. The Placing Shares being issued represent 9.7 per cent of Yell’s issued ordinary share capital prior to the Placing.

Application has been made for, and the Placing is conditional on, inter alia, admission of the Placing Shares to listing on the Official List maintained by the UK Listing Authority and to admission to trading by the London Stock Exchange on its market for listed securities (together, “Admission”). It is expected that Admission will become effective and that dealings will commence in the Placing Shares on 4 May 2006.

Deutsche Bank, Goldman Sachs and Merrill Lynch are acting as joint global co-ordinators and bookrunners in relation to the Placing.

Enquiries

Yell

•                  Jill Sherratt: +44 (0) 118 950 6984 / +44 (0) 7764 879808 (mobile)

•                  Jon Salmon: +44 (0) 118 950 6656

Citigate Dewe Rogerson

•                  Anthony Carlisle: +44 (0) 20 7638 9571 / +44 (0) 7973 611 888 (mobile)

•                  Anthony Kennaway: +44 (0) 20 7282 1076

•                  Michael Berkeley: +44 (0) 20 7638 9571

Yell Group plc. Registered Office: Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT. Registered in England No. 4180320.

This announcement has been issued by and is the sole responsibility of Yell.

This announcement may not be distributed, directly or indirectly, in or into the United States or any jurisdiction in which such publication or distribution is unlawful.  This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein in any jurisdiction, including, without limitation, the United States.  The placing, and the distribution of this announcement and other information in connection with the placing in certain jurisdictions, may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Goldman Sachs and Merrill Lynch, which are each authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for the Company and no one else in connection with the Placing and the other matters referred to in this announcement. They will not regard any other person as their respective clients and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Placing and the other matters referred to herein.

Deutsche Bank, which is authorised by Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) and by the Financial Services Authority (FSA); regulated by the FSA for the conduct of UK business and a member of the London Stock Exchange, is acting exclusively for the Company and no one else in connection with the Placing and the other matters referred to in this announcement. They will not regard any other person as their respective clients and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Placing and the other matters referred to herein.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration under such Act or unless pursuant to an exemption from the registration requirements thereof.  There will be no public offering in the United States.

This announcement includes statements that are, or may be deemed to be, “forward-looking statements”.  These forward-looking statements can be identified by the use of forward-looking terminology, including inter alia the terms “believes”, “plans”, “expects”, “may”, “will”, or “should” or, in each case, their negative or other variations or comparable terminology.

These forward-looking statements include matters that are not historical facts and include statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies, the outlook for relevant markets and the proposed Acquisition of TPI. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances.  A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this announcement reflect the Company’s view with respect to future events as at the date of this announcement and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity.

Save as required by relevant law or regulation, the Company undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this announcement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement. Information in this announcement or any of the documents relating to the Placing should not be relied upon as a guide to future performance.